UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12969

First Robinson Financial Corporation

 (Exact name of registrant as specified in its charter)

501 East Main Street, Robinson, Illinois 62454; (618)544-8621

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i)	☐ ☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. The Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to its shares of common stock.

Approximate number of holders of record as of the certification or notice date: 439

Pursuant to the requirements of the Securities Exchange Act of 1934, First Robinson Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 10, 2012	By:	/s/ Rick L. Catt
Rick L. Catt
President and Chief Executive Officer